SUTHERLAND ASBILL & BRENNAN LLP 1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

April 24, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Attention: Dominic Minore, Esq.

100 F Street, N.E.

Washington, DC 20549

Re:	THL Credit, Inc. Preliminary Proxy Statement

Dear Mr. Minore:

On behalf of THL Credit, Inc. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company with respect to the Company’s preliminary proxy statement filed with the SEC on April 6, 2012 (the “Proxy Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses.

1.	With respect to the disclosure included in “Proposal 4 –Authorize the Company to Sell or Otherwise Issue Up to 25% of the Company’s Common Stock at a Net Price Below the Company’s Then Current NAV” (“Proposal 4”), please confirm that the Company acknowledges that, pursuant to Section 63(2)(C) that, “the price at which such securities are to be sold is not less than a price which closely approximates the market value of those securities, less any distributing commission or discount.”

U.S. Securities and Exchange Commission

April 24, 2012

Response: The Company hereby acknowledges that, pursuant to Section 63(2)(C) that, “the price at which such securities are to be sold is not less than a price which closely approximates the market value of those securities, less any distributing commission or discount.” The Company respectfully refers the Staff to the section entitled “Conditions to Sales Below NAV,” which includes a reference to this condition.

2.	Please include disclosure in Proposal 4 that the Company has invested substantially all of the proceeds it received in connection with its initial public offering.

Response: The Company has revised the disclosure accordingly.

3.	In Proposal 4, please change the presentation of the percentages in the columns entitled “Premium/Discount of High Sales Price to NAV” and “Premium/Discount of Low Sales Price to NAV.”

Response: The Company has made the change requested by the staff to the presentation of the percentages included in the columns entitled “Premium/Discount of High Sales Price to NAV” and “Premium/Discount of Low Sales Price to NAV.”

4.	Please include disclosure in “Proposal 5 – Authorize the Company to Offer and Issue Debt with Warrants or Debt Convertible into Shares of its Common Stock at an Exercise or Conversion Price that, at the Time Such Warrants or Convertible Debt are Issued, will not be Less than the Market Value Per Share But May Be Below the Company’s Then Current NAV” (“Proposal 5”) that the common stockholders will ultimately bear the cost of any such issuance. Please also confirm that any such issuance would be subject to the 25% limitation set forth in the proviso to Section 61(a)(3) of the 1940 Act.

Response: The Company has revised the disclosure accordingly. With respect to the 25% limitation, the Company respectfully refers the staff to the discussion of this limitation in Proposal 5 under the subheadings entitled, “General Information” and “Conditions to Issuance” included on pages 31 and 32 of the Proxy Statement.

5.	Because the Company has included Proposal 5 in its Proxy Statement, the Company will need to comply with Item 11(e) of Schedule 14A, which provides that the Company must furnish certain financial information to its stockholders in connection with the Proxy Statement. In accordance with Item 13(b) of Schedule 14A, please revise the disclosure under the heading “Annual Reports” on page 34 of the Proxy Statement to provide that the Company has incorporated such information by reference into the Proxy Statement.

U.S. Securities and Exchange Commission

April 24, 2012

Response: The Company has revised the disclosure accordingly.

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In connection with the submission of the Proxy Statement, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218, or Lisa A. Morgan at (202) 383-0523.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus